UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-23636
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hawthorn Bancshares, Inc.
300 SW Longview Blvd
Lee’s Summit, MO 64081-2101
(816) 347-8100

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (Name of Plan)
Date: June 26, 2008	/s/ Richard G. Rose
Richard G. Rose
Chief Financial Officer

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
EIN 43-1626350 PN 002
Accountants’ Report and Financial Statements
December 31, 2007 and 2006

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Retirement and Investment Committee
Hawthorn Bancshares, Inc.
     Profit Sharing 401(k) Plan
Lee Summit, Missouri
We have audited the accompanying statements of net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (formerly known as The Exchange National Bancshares Profit Sharing 401(k) Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, llp
St. Louis, Missouri
June 27, 2008
Federal Employer Identification Number: 44-0160260
See Notes to Financial Statements

2

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Investments, At Fair Value	$19,034,753	$17,584,725

Receivables
Employer’s contribution	758,778	1,093,469
Participants’ contributions	31,895	20,490

	790,673	1,113,959

Net Assets Available for Benefits	$19,825,426	$18,698,684

See Notes to Financial Statements

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Investment Income
Net appreciation (depreciation) in fair value of investments	$(853,737)	$935,648
Interest and dividends	1,166,893	823,699

Net investment income	313,156	1,759,347

Contributions
Employer	716,350	1,093,469
Participants	587,237	485,686
Other	83,863	35,088

	1,387,450	1,614,243

Plan Merger	—	2,939,184

Total additions	1,700,606	6,312,774

Deductions
Benefits paid directly to participants	573,864	353,065

Net Increase	1,126,742	5,959,709

Net Assets Available for Benefits, Beginning of Year	18,698,684	12,738,975

Net Assets Available for Benefits, End of Year	$19,825,426	$18,698,684

See Notes to Financial Statements

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1: Description of the Plan
The following description of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator. During 2007, the Plan changed its name from The Exchange National Bancshares, Inc. Profit Sharing 401(k) Plan to Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan.
     General
The Plan is a defined contribution plan sponsored by Hawthorn Bancshares, Inc. (formerly known as The Exchange National Bancshares, Inc.) and its subsidiaries (collectively the “Company”) for the benefit of the employees of the Company and who have at least one year of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of the plan year or the first day of the seventh month of the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Capital Bank and Trust Company is the trustee of the Plan.
     Contributions
The Company makes discretionary annual contributions to the Plan. All employer contributions are allocated to a participant’s account based on that participant’s compensation compared to the total compensation of all eligible participants. All contributions are made conditioned upon their deductibility for federal income tax purposes.
Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).
     Participant Investment Account Options
Investment account options available include various funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings. Allocations are based on participant earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
     Vesting
Participant contributions and earnings thereon are 100% vested at all times. Employer contributions and earnings thereon vest 20% per year of service and become fully vested at the completion of five years of service at the Company. At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method.
     Payment of Benefits
Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.
     Plan Termination
Although the Company has not expressed any intention to do so, it may discontinue its contributions and terminate the Plan at any time. In such an event, the participants’ accounts become fully vested and are not subject to forfeiture.
Note 2: Summary of Significant Accounting Policies
     Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
     Valuation of Investments
Investments in securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the period. If no sale has taken place, the securities are valued at the latest bid price. The investment in employer securities is valued at the latest bid price reported.
Investment transactions are accounted for on the trade-date basis. The realized gains or losses on investments are determined using the average cost of the individual security issue. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Plan Tax Status
The IRS issued its latest determination letter on March 3, 2006, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, we believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
     Administrative Expenses
The administrative expenses of the Plan are paid by the Company.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 3: Investments
The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets in either year are separately identified:

	2007	2006

Investments At Fair Value as Determined by Quoted Prices

Mutual Funds
American Funds Cash Management Trust	$2,464,775	$2,152,397
American Funds Bond Fund	1,562,341	1,461,863
American Funds Washington Mutual Investors Fund	2,222,759	2,064,194
American Funds Growth Fund	1,594,677	1,365,075
American Funds Europacific Growth Fund	1,309,013	929,596
Federated Kaufmann Fund	1,196,623	904,442
American Funds Small-Cap World Fund	1,184,947	895,593
Other	3,647,611	3,235,690

Employer Securities — Hawthorn Bancshares, Inc. common stock	3,852,007	4,575,875

Total investments	$19,034,753	$17,584,725

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
During the years ended 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by ($853,737) and $935,648, respectively, as follows:

	2007	2006
Investments At Fair Value

Mutual Funds	$167,754	$654,441
Employer Securities — Exchange National Bancshares, Inc. common stock	(1,021,491)	281,207

Net appreciation in fair value	$(853,737)	$935,648

Interest and dividends realized on the Plan’s investments for the years ended 2007 and 2006 were $1,166,893 and $823,699, respectively.
Note 4: Plan Merger
On July 6, 2006, the Bank 10 Profit Sharing Plan and Trust (the “Bank 10 Plan”) was merged into the Plan and the employees of Bank 10, which is a wholly-owned subsidiary of the Company, became plan participants. The Bank 10 Plan had net assets of $2,939,184 as of that date.
Note 5: Party-in-Interest Transactions
The Plan held an investment in 154,080 and 145,266 shares of common stock of the Company with a fair value of $3,852,007 and $4,575,875 at December 31, 2007 and 2006, respectively, and received dividends of $125,653 and $118,066 on such shares during 2007 and 2006, respectively.
These investments are considered allowable party-in-interest transactions under ERISA guidelines.
Note 6: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonable possible that change in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements, of net assets available for benefits.

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 7: Subsequent Event
Effective January 1, 2008, the Plan was amended to modify eligibility requirements. The eligibility requirements for salary deferrals and profit sharing contributions are 90 days of service. The Plan entry date is now the first day of the Plan year quarter next following the date the employee meets the eligibility requirements.

Supplemental Schedule

Hawthorn Bancshares, Inc.
Profit Sharing 401(k) Plan
EIN 43-1626350 PN 002
Schedule H, Line 4i — Schedule of Investment Assets (Held at End of Year)
December 31, 2007

	(c)
	Description		(e)
(a) (b)	of		Current
Investment Type and Issuer	Investment		Value

Mutual Funds
American Funds Euro-Pacific Growth Fund	26,097	Shares	$1,309,013
American Funds Growth Fund	47,236	Shares	1,594,677
American Funds New Perspective Fund	27,027	Shares	911,078
American Funds Small-Cap World Fund	29,179	Shares	1,184,947
Federated Kaufmann Fund	192,074	Shares	1,196,623
Templeton Growth Fund	39,441	Shares	949,338
American Funds Washington Mutual Investors Fund	66,272	Shares	2,222,759
AIM S&P 500 Index Investors	65,830	Shares	977,578
American Funds Bond Fund	119,628	Shares	1,562,341
PIMCO Total Return Fund	75,736	Shares	809,617
American Funds Cash Management Trust	2,464,775	Shares	2,464,775

*Hawthorn Bancshares, Inc. Common Stock	154,080	Shares	3,852,007

			$19,034,753

*	Represents party-in-interest to the Plan.